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                     BERKSHIRE HATHAWAY FINANCE CORPORATION
                                1440 Kiewit Plaza
                              Omaha, Nebraska 68131

                                  May 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re: Registration Statement on Form S-4 (file no. 333-123935) filed by BERKSHIRE HATHAWAY INC. and BERKSHIRE HATHAWAY FINANCE CORPORATION (the "Registrants")

Dear Sir or Madam:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrants hereby respectfully request that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 p.m., Eastern Time, on Tuesday, May 17, 2005, or as soon thereafter as possible.

      The Registrants hereby confirm that they are aware of their obligations under the Securities Act. The Registrants further acknowledge that:

      (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      (c) the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      It would be appreciated if the Commission's staff would advise the Registrants' counsel, either Mary Ann Todd (213-683-9520) or J. Martin Willhite (213-683-9282), by telephone upon the Registration Statement becoming effective or if this timing presents a problem.

Very truly yours,

Berkshire Hathaway Inc.                   Berkshire Hathaway Finance Corporation

By:  /s/  Marc D. Hamburg                 By:  /s/  Marc D. Hamburg
     Marc D. Hamburg                           Marc D. Hamburg
     Vice President and                        President
     Chief Financial Officer


cc:   Michael Reedich
      Jeffrey Riedler
      Division of Corporation Finance